VIA EDGAR

June 20, 2019

Ms. Elena Stojic, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Cross Shore Discovery Fund (“Fund”)

File Nos. 811-22976; 333-231440

Dear Ms. Stojic:

This letter confirms our receipt of the oral comments provided by you on June 17, 2019 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2019. We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

COMMENT 1. Please add a reference to the 1933 Act number of the prior N-2 registration statement filed by the Fund in the text of the cover page of the Registration Statement.

RESPONSE 1. The requested change has been made in the Registration Statement as follows:

“The securities being registered pursuant to this registration statement were previously registered pursuant to an earlier effective registration statement and the Securities Act registration number of the earlier effective registration statement is 333-204814.”

June 20, 2019

COMMENT 2. Please ensure that all bracketed missing information is completed.

RESPONSE 2. The Fund confirms that all bracketed missing information has been completed.

COMMENT 3. In the second bullet point on page 5 of the Prospectus, please include a cross-reference to the sections of the Prospectus that discuss the Fund’s repurchase policy and the attendant risks here.

RESPONSE 3. The requested change has been made as follows:

“See “Repurchases of Institutional Shares” for a discussion of the Fund’s repurchase policy and its attendant risks.”

COMMENT 4. On page 5 of the Prospectus, please delete, “Generally” in the sentence that reads, “Generally, Shares are only offered to investors that are U.S. persons for U.S. federal income tax purposes.”

RESPONSE 4. The requested change has been made.

COMMENT 5. In the section of the Prospectus entitled, “The Offering”, please revise the disclosure to state in order to add other classes of common shares, the Fund would need to acquire exemptive relief to operate as a multiclass fund. In addition, please clarify that until the Fund has obtained such exemptive relief in the future, they may not offer shares to the public and must clearly disclose that shares are not available to the public.

RESPONSE 5. The requested change has been made as follows:

“In order to add other classes of common shares, the Fund would need to acquire exemptive relief from the SEC to operate as a multiclass fund. Until the Fund has obtained such exemptive relief, the Fund may not offer shares to the public and must clearly disclose that shares are not available to the public.”

COMMENT 6. Please reconcile the leverage risk disclosure on p. 17 of the Prospectus with the Fee Table’s notation that interest payments on borrowed funds is 0.00%.

RESPONSE 6. The leverage risk disclosure concerns Portfolio Funds (funds that the Fund invests in), not leverage regarding the Fund itself while the Fee Table concerns interest payments by the Fund itself.

COMMENT 7. Please reconcile the Fee Table’s notation that interest payments on borrowed funds is 0.00% with the leverage risk disclosure on p. 17 of the Prospectus.

RESPONSE 7. The Fee Table concerns interest payments by the Fund itself, while the leverage risk disclosure concerns Portfolio Funds (funds that the Fund invests in), not leverage regarding the Fund itself. The Fund confirms that its interest payments on borrowed funds is 0.00%.

June 20, 2019

COMMENT 8. Please reconcile the leverage risk disclosure on p. 39 of the Prospectus with the Fee Table’s notation that interest payments on borrowed funds is 0.00%.

RESPONSE 8. The leverage risk disclosure concerns Portfolio Funds (funds that the Fund invests in), not leverage regarding the Fund itself while the Fee Table concerns interest payments by the Fund itself. The Fund confirms that its interest payments on borrowed funds is 0.00%.

COMMENT 9. In the tax section of the Prospectus, please confirm that the maximum rate applicable to capital gains is 21%.

RESPONSE 9. This disclosure concerns the capital gains rate for corporate shareholders, not individuals. Effective as of January 1, 2018, The Tax Cuts and Jobs Act of 2017 changed the top corporate tax rate from 35% to 21%.

COMMENT 10. Please provide in the SAI an updated list of shareholders that own more than 5% of the Fund’s assets.

RESPONSE 10. The requested change has been made.

COMMENT 11. In the Investment Advisory Services section of the SAI, please provide the management fees for the last 3 completed years per Item 20, Instruction C1. In addition, please disclose/clarify in the narrative or with a footnote to the relevant years in the table that the advisory fee/fee waiver has been changed during the time shown.

RESPONSE 11. The requested change has been made as follows:

“Prior to August 1, 2018, the Adviser received a fee at an annual rate equal to 1.75%, payable monthly based on the Institutional Shares’ month end NAV. The Board approved a reduction in the annual fee from 1.75% to 1.25% at the Adviser’s request.”

COMMENT 12. In the tax section of the SAI, please confirm that the maximum rate applicable to capital gains is 21%.

RESPONSE 12. This disclosure concerns the capital gains rate for corporate shareholders, not individuals. Effective as of January 1, 2018, The Tax Cuts and Jobs Act of 2017 changed the top corporate tax rate from 35% to 21%.

Thank you again for your comments to the amendment to the registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

June 20, 2019

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence